Exhibit 4.4

THIRD AMENDMENT TO RIGHTS AGREEMENT

This Third Amendment to Rights Agreement (the “Third Amendment”) is dated as of January 26, 2010, between TiVo Inc., a Delaware corporation (the “Company”), and Wells Fargo Shareowner Services (the “Rights Agent”), and amends the Rights Agreement, dated as of January 16, 2001, between the Company and the Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of February 20, 2001, and the Second Amendment to Rights Agreement, dated as of April 12, 2006 (as amended, the “Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement. All section and exhibit references are to sections and exhibits of the Rights Agreement.

WHEREAS, pursuant to Section 26, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 26.

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Amendment, the parties hereby amend the Rights Agreement as follows:

1. Section 1.1 is hereby amended and restated in its entirety as follows:

“1.1. “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding but shall not include (i) an Exempt Person or (ii) any Designated Holder, unless and until such time as such Designated Holder shall become the Beneficial Owner of 17% or more of the Common Shares of the Company then outstanding; provided that no Designated Holder shall become an “Acquiring Person” due to any acquisition of beneficial ownership or other effect by reason of or due to any action taken by the Company (including, without limitation, repurchases of securities or dividends on equity securities). “Designated Holder” shall mean BlackRock Inc., together with all of its Affiliates and Associates (“BlackRock”), until the earliest of (a) such time as BlackRock ceases to beneficially own 10% or more of the Common Shares of the Company, (b) such time as BlackRock Inc. or any Parent (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement) is subject to a change of control as determined by the Board in its sole discretion, or (c) such time as BlackRock reports or is required to report on Schedule 13D (or any successor or comparable report) its beneficial ownership of Common Shares of the Company. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% (or, in the case of a Designated Holder, 17%) or more of the Common Shares of the Company then outstanding; provided, however, that if (a) any Person other than a Designated Holder shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% or more of the shares of Common Stock then outstanding; and (b) any Designated Holder shall become the Beneficial Owner of 17% or more of the Common Shares of the Company then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional Common Shares of the Company, then such Designated Holder shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Designated Holder does not beneficially own 17% or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1, then such Person shall not be deemed to be or have become an “Acquiring Person” at any time for any purposes of this Agreement. For all purposes of this Agreement, any calculation of the number of Common Shares outstanding at any particular time (from the adoption of this Agreement and thereafter), including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date of this Agreement, without regard to the 60-day limitation in Rule 13d-3(d)(1)(i).”

2. This Third Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

3. This Third Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Third Amendment as of the date first written above.

TIVO INC.

By:	/s/ Thomas Rogers
Name:	Thomas Rogers
Title:	CEO & President

WELLS FARGO SHAREOWNER SERVICES

By:	/s/ Patti Boyd
Name:	Patti Boyd
Title:	Assistant Vice President
Date:	January 26, 2010